Exhibit 99.26

BUSINESS ACQUISITION REPORT

Form 51-102F4

Item 1 - Identity of the Company

1.1	Name and Address of the Company

Concordia Healthcare Corp. (formerly Mercari Acquisition Corp.) (the “Company”)

277 Lakeshore Road East

Suite 302

Oakville, Ontario

L6J 1H9

1.2	Executive Officer

For further information in respect of this report and the significant acquisition described herein, please contact:

Leith J. Tessy

Chief Financial Officer and Secretary of the Company

(905) 842-5150

Item 2 - Details of Acquisition

2.1	Nature of Business Acquired

On December 20, 2013, Concordia Healthcare Inc. (“Concordia Subco”), a wholly-owned subsidiary of the Company, completed the purchase of Pinnacle Biologics, Inc. (“Pinnacle”), pursuant to the terms and conditions of an Agreement of Plan and Merger dated November 8, 2013.

Pinnacle is a biopharmaceutical research and development company specializing in orphan diseases. One of Pinnacle’s on-market products is PHOTOFRIN®, a photosensitizer used in photodynamic therapy (“PDT”) of tumors.

Pinnacle’s PDT with PHOTOFRIN® is approved by the United States Federal Drug Administration (“FDA”) for multiple indications including the treatment of non-small cell lung cancer and esophageal cancer. PHOTOFRIN® also is approved for high-grade dysplasia in Barrett’s esophagus in North America. It has Orphan Drug Designation for cholangiocarcinoma (cancer of the bile duct) and as adjuvant therapy to surgery for the treatment of malignant pleural mesothelioma.

2.2	Date of the Acquisition

The effective date of the acquisition of Pinnacle was December 20, 2013 (the “Closing Date”). The date of acquisition for accounting purposes is the [Closing Date].

2.3	Consideration

Concordia Subco, through its subsidiaries, acquired 100% of the shares of Pinnacle for total consideration of USD$58,012,285 comprised of $32,667,992 of cash consideration, $5,000,000 of Concordia Subco’s common shares issued at a price of CAD $5.63 per common share (being a 10% discount to the price of the Subscription Receipts (as defined below) issued under the Private Placement (as defined below)), 10 annual cash payments with an estimated present value of USD$5,018,769 and milestone and other contingency payments with an estimated present value of USD$15,325,524.

The acquisition of Pinnacle was financed through a combination of available cash, which included net proceeds of CAD$34,500,000 received by Concordia Subco through a private placement offering (the “Private Placement”) of subscription receipts (the “Subscription Receipts”) of Concordia Subco, which closed on December 19, 2013. The Subscription Receipts issued under the Private Placement were issued at a price of CAD$6.25 per Subscription Receipt.

2.4	Effect on Financial Position

The acquisition of Pinnacle complements the Company’s Orphan Drugs Division. Except as described below, the Company has no current plans or proposals for material changes in its business affairs or the affairs of Pinnacle which may have a significant effect on the results of operations and financial position of the Company.

PHOTOFRIN®, Pinnacle’s legacy pharmaceutical product, has been approved by the FDA to treat three rare forms of cancer. The product is also prescribed on a compassionate use basis for other indications where doctors believe that patients will benefit from the treatment and there is some clinical support for the efficacy of the product. The Company intends to complete the clinical work necessary to achieve FDA approval for other follow-on indications for PHOTOFRIN®. The Company intends to fund the clinical work through the Company’s operating cash flows.

2.5	Prior Valuations

Not applicable.

2.6	Parties to the Acquisition

The acquisition did not involve an informed person, associate or affiliate of the Company.

2.7	Date of Report

This report is dated February 10, 2014.

Item 3 - Financial Statements

The following financial statements have been included with this report:

(a)	Schedule A: Pinnacle Biologics, Inc. and Subsidiaries Consolidated Financial Statements and Independent Accountant’s Report for the Nine Months Ended September 30, 2013 and 2012 and for the Years Ended December 31, 2012 and 2011;

(b)	Schedule B: Unaudited Pro Forma Consolidated Financial Statements of Concordia Healthcare Corp. as at September 30, 2013.

SCHEDULE A

Pinnacle Biologics, Inc.

and Subsidiaries

Consolidated Financial Statements

and Independent Auditor’s Review Report

Nine Months Ended September 30, 2013 and 2012

and Years Ended December 31, 2012 and 2011

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REVIEW REPORT	1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2

Consolidated Statements of Income	3

Consolidated Statements of Comprehensive Income	4

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)	5

Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7 – 15

INDEPENDENT AUDITOR’S REVIEW REPORT

Board of Directors and Stockholders

Pinnacle Biologics, Inc. and Subsidiaries

We have reviewed the condensed consolidated financial statements of Pinnacle Biologics, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of September 30, 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity (deficit) and cash flows for the nine months ended September 30, 2013 and 2012.

Management’s Responsibility for the Financial Information

Management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United Suites of America.

Auditor’s Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Independent Auditor’s Report on 2012 and 2011 Annual Financial Statements

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Pinnacle Biologics, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity (deficit) and cash flows for the years then ended and we expressed an unmodified audit opinion on those consolidated financial statements in our report dated March 28, 2013.

December 12, 2013

2801 Lakeside Drive

3rd Floor

Bannockburn, IL 60015

847 374 0400 v

847 374 0420 f

www.fgmk.net

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders

Pinnacle Biologics, Inc. and Subsidiaries

We have audited the accompanying financial statements of Pinnacle Biologics, Inc. and Subsidiaries, which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Biologics, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Bannockburn, Illinois

March 28, 2013

2801 Lakeside Drive

3rd Floor

Bannockburn, IL 60015

847 374 0400 v

847 374 0420 f

www.fgmk.net

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 AND

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31, (Audited)
	2013	2012	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,164,129	$1,326,986	$1,442,210	$1,385,720
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of debt discount	49,925	25,588	39,985	—
Depreciation of property and equipment	42,636	8,095	22,254	4,511
Amortization of intangibles	63,698	38,009	57,756	64,292
Loss on disposal of property and equipment	—	—	—	12,216
Stock option compensation expense	180,520	87,736	129,939	—
Deferred income taxes	49,941	(57,563)	47,478	201,590
Foreign currency translation	44,717	(11,319)	21,335	(85,223)
Foreign currency effects on goodwill	(47,802)	5,320	(9,687)	55,027
Noncontrolling interest share of loss	607	(8,339)	(8,861)	(20,953)
Changes in operating assets and liabilities:
Accounts receivable	(1,225,811)	(957,772)	904,628	(617,422)
Inventory	208,800	(1,054,231)	(1,001,526)	(529,734)
Prepaid expenses and other current assets	(113,709)	(93,480)	(41,154)	(109,363)
Security deposits	—	—	—	(8,088)
Accounts payable	(47,422)	(994,641)	(706,285)	1,119,740
Accrued expenses and other current liabilities	661,482	235,059	(349,579)	1,279,837
Purchase price consideration	(1,382,572)	(153,974)	(287,751)	—

Net Cash Provided By (Used In) Operating Activities	(350,861)	(1,604,526)	260,742	2,752,150

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(12,344)	(117,137)	(148,142)	(28,461)
Business combination (Note 2)	—	—	(1,163,795)	(3,351,853)

Net Cash Used In Investing Activities	(12,344)	(117,137)	(1,311,937)	(3,380,314)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of financing costs	—	(194,301)	(200,701)	—
Proceeds from long-term debt	—	1,500,000	2,140,000	1,500,000
Principal payments on long-term debt	(405,326)	—	(772,138)	(84,074)
Proceeds from issuance of Series A Preferred Stock	—	1,042,838	1,042,838	1,000,000
Payment of offering costs on Series A Preferred Stock	—	(182,200)	(182,200)	(133,963)
Repurchase of Series A Preferred Stock	—	—	—	(500,000)

Net Cash Provided By (Used In) Financing Activities	(405,326)	2,166,337	2,027,799	1,781,963

NET CHANGE IN CASH	(768,531)	444,674	976,604	1,153,799

CASH - BEGINNING OF YEAR	2,480,961	1,504,357	1,504,357	350,558

CASH - END OF YEAR	$1,712,430	$1,949,031	$2,480,961	$1,504,357

See Independent Auditor’s Review Report.

The accompanying notes are an integral part of these statements.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2013, DECEMBER 31, 2012 AND DECEMBER 31, 2011

ASSETS

	September 30, 2013 (Unaudited)	December 31, 2012 (Audited)	December 31, 2011 (Audited)
CURRENT ASSETS
Cash and cash equivalents	$1,712,430	$2,480,961	$1,504,357
Accounts receivable	1,788,142	562,331	1,466,959
Inventory	1,695,116	1,903,916	538,950
Prepaid expenses and other current assets	328,633	214,924	173,770
Deferred income taxes	139,286	54,813	—

	5,663,607	5,216,945	3,684,036

PROPERTY AND EQUIPMENT	188,947	176,603	28,461
Less: Accumulated depreciation	68,479	25,843	3,589

	120,468	150,760	24,872

OTHER ASSETS
Goodwill	8,647,367	8,599,565	7,789,523
Deferred financing fees, net	127,397	191,095	—
Security deposits	8,088	8,088	8,088

	8,782,852	8,798,748	7,797,611

	$14,566,927	$14,166,453	$11,506,519

See Independent Auditor’s Review Report.

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	September 30, 2013 (Unaudited)	December 31, 2012 (Audited)	December 31, 2011 (Audited)
CURRENT LIABILITIES
Current portion of long-term debt	$1,791,367	$1,367,696	$2,097,138
Accounts payable	537,669	585,091	1,291,376
Accrued expenses and other current liabilities	2,307,741	1,432,693	1,673,278
Purchase price consideration	2,547,966	1,547,966	697,239
Deferred income taxes	—	—	99,699

	7,184,743	4,933,446	5,858,730

LONG-TERM LIABILITIES
Long-term debt	1,617,874	2,396,946	1,719,276
Deferred closing fee	48,150	48,150	—
Purchase price consideration	274,408	2,656,980	3,795,458
Deferred income taxes	368,835	234,421	32,431

	2,309,267	5,336,497	5,547,165

	9,494,010	10,269,943	11,405,895

STOCKHOLDERS’ EQUITY
Pinnacle Biologics, Inc. Controlling Interest
Series A Preferred stock - $0.01 par value; Authorized - 60,000 shares; Issued and outstanding - 26,432 shares as of September 30, 2013 and December 31, 2012 and 7,609 shares as of December 31, 2011	264	264	76
Common stock - $.0.01 par value; Authorized - 940,000 shares; Issued and outstanding - 100,000 shares	1,000	1,000	1,000
Additional paid-in capital	4,428,338	4,247,818	1,645,281
Accumulated deficit	674,216	(276,347)	(1,457,034)
Accumulated other comprehensive loss	(1,694)	(46,411)	(67,746)
Noncontrolling interest	(29,207)	(29,814)	(20,953)

	5,072,917	3,896,510	100,624

	$14,566,927	$14,166,453	$11,506,519

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 AND

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31, (Audited)
	2013	2012	2012	2011

REVENUE	$11,023,198	$10,321,257	$12,875,026	$11,234,692

COST OF GOODS SOLD	1,996,792	1,335,239	1,690,198	2,571,471

GROSS PROFIT	9,026,406	8,986,018	11,184,828	8,663,221

OPERATING EXPENSES
Scientific affairs	2,010,582	2,202,093	2,803,416	1,457,777
Selling, general and administrative	4,838,991	4,309,842	5,539,408	4,941,405
Depreciation and amortization	106,334	46,104	80,010	68,803

	6,955,907	6,558,039	8,422,834	6,467,985

OPERATING INCOME	2,070,499	2,427,979	2,761,994	2,195,236

OTHER INCOME (EXPENSE)
Interest expense, net	(413,179)	(444,958)	(601,592)	(232,937)
Other, net	(1,336)	—	15,716	—
Net foreign exchange (loss) gain	18,246	(29,379)	(34,266)	34,067

	(396,269)	(474,337)	(620,142)	(198,870)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,674,230	1,953,642	2,141,852	1,996,366

PROVISION FOR INCOME TAXES	509,494	634,995	708,503	631,599

INCOME BEFORE NONCONTROLLING INTEREST SHARE	1,164,736	1,318,647	1,433,349	1,364,767

NONCONTROLLING INTEREST SHARE OF LOSS	607	(8,339)	(8,861)	(20,953)

NET INCOME	$1,164,129	$1,326,986	$1,442,210	$1,385,720

See Independent Auditor’s Review Report.

The accompanying notes are an integral part of these statements.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 AND

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31, (Audited)
	2013	2012	2012	2011

NET INCOME	$1,164,129	$1,326,986	$1,442,210	$1,385,720

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	44,717	(11,319)	21,335	(85,223)

COMPREHENSIVE INCOME	$1,208,846	$1,315,667	$1,463,545	$1,300,497

See Independent Auditor’s Review Report.

The accompanying notes are an integral part of these statements.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013 AND

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Controlling Interest
	Series A Preferred Stock		Common Stock		Additional Paid-In	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Noncontrolling	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit)	Income (Loss)	Interest	Equity (Deficit)

Balance - January 1, 2011 (Audited)	21,429	$214	100,000	$1,000	$911,459	$(185,131)	$17,477	$—	$745,019

Dividends	—	—	—	—	—	(667)	—	—	(667)

Repurchase of stock	(21,429)	(214)	—	—	(132,139)	(2,656,956)	—	—	(2,789,309)

Issuance of stock, net	7,609	76	—	—	865,961	—	—	—	866,037

Foreign currency translation loss	—	—	—	—	—	—	(85,223)	—	(85,223)

Net income	—	—	—	—	—	1,385,720	—	(20,953)	1,364,767

Balance - December 31, 2011 (Audited)	7,609	76	100,000	1,000	1,645,281	(1,457,034)	(67,746)	(20,953)	100,624

Dividends	—	—	—	—	—	(261,523)	—	—	(261,523)

Issuance of stock, net	18,823	188	—	—	2,337,978	—	—	—	2,338,166

Compensation expense for stock options	—	—	—	—	129,939	—	—	—	129,939

Issuance of warrants	—	—	—	—	134,620	—	—	—	134,620

Foreign currency translation gain	—	—	—	—	—	—	21,335	—	21,335

Net income	—	—	—	—	—	1,442,210	—	(8,861)	1,433,349

Balance - December 31, 2012 (Audited)	26,432	$264	100,000	$1,000	$4,247,818	$(276,347)	$(46,411)	$(29,814)	$3,896,510

Balance - September 30, 2013 (Unaudited)	26,432	$264	100,000	$1,000	$4,428,338	$674,216	$(1,694)	$(29,207)	$5,072,917

See Independent Auditor’s Review Report.

The accompanying notes are an integral part of these statements.

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31, (Audited)
	2013	2012	2012	2011
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$296,892	$398,663	$505,887	$69,809

Income taxes paid	$597,385	$164,747	$618,061	$81,303

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Increase of goodwill for purchase price consideration recognized as a liability	$—	$—	$—	$4,492,697

Increase in debt for repurchase of preferred stock	$—	$—	$—	$2,316,414

Debt converted into Series A Preferred Stock	$—	$1,325,000	$1,325,000	$—

Accrued interest and payables converted into Series A Preferred Stock	$—	$152,528	$152,528	$—

Fair value of Series A Preferred Stock warrants granted	$—	$94,400	$134,620	$—

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Pinnacle Biologics, Inc. (“PBI”), a Delaware corporation, specializes in revitalizing healthcare therapies by promoting, developing, and managing innovative approaches to the commercialization of products with a focus on oncology and orphan diseases.

Pinnacle Biologics, BV (“PB BV”), a Netherlands private limited liability company, and Compagnie Biologiques Pinnacle (“Compagnie”), a Quebec, Canada company, are wholly-owned subsidiaries of PBI. Pinnacle Oncology, LLC (“Oncology”), a limited liability company, is a majority-owned subsidiary of PBI. PB BV, Compagnie and Oncology are referred to collectively as the “Subsidiaries.”

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of PBI, PB BV, Compagnie and Oncology (collectively the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. The noncontrolling interest in Oncology is presented as a separate component of stockholders’ equity on the consolidated balance sheets and consolidated statements of changes in stockholders’ equity, and as a separate component of net income on the consolidated statements of income. These separate components are titled noncontrolling interest.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The Company’s significant estimates include (1) reserves for inventory obsolescence (2) valuation of goodwill and (3) purchase price consideration. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these consolidated financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Condensed Financial Information. The condensed interim financial information presented as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012, has been prepared in accordance with GAAP and does not represent complete financial statements. Accordingly, certain related information and disclosures have not been included with the condensed interim financial information. The condensed interim financial information has been presented in a comparative format; along with the Company’s audited financial statements as of and for the years ended December 31, 2012 and 2011 and should be read in conjunction with the audited financial statements.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash balances that may exceed Federal Depository Insurance Corporation limits.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable are generally uncollateralized customer obligations due under normal trade terms granted by the Company on the basis of each customer’s own creditworthiness. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of amounts that will not be collected. Management individually reviews past due accounts receivable balances and based on an assessment of each customer’s current creditworthiness, estimates the portion, if any that will not be collected. Additionally, management assesses the remaining balance of accounts receivable based on past experience and an assessment of future economic conditions to determine its best estimate of the portion that will not be collected. The Company determined no allowance was necessary as of September 30, 2013 and December 31, 2012 and 2011.

Inventory. Inventory is valued at the lower of cost, determined by using either the first-in, first-out method or standard cost method, or market and consist only of finished goods and work-in-process. Management reviews inventory for obsolescence based on the specific inventory categories, aging of inventory categories, and projected future consumption of its customers. The Company’s reserve for inventory obsolescence was approximately $199,000, $134,000 and $529,000 as of September 30, 2013, December 31, 2012 and 2011, respectively.

(Continued)

See Independent Auditor’s Review Report.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment. Property and equipment are stated at cost. Depreciation is computed primarily using the straight- line method over estimated useful lives ranging from three to six years. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no such impairment charges for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011.

Goodwill. Goodwill represents the excess of fair value of consideration transferred over the fair value of the underlying net assets acquired. The Company annually reviews goodwill to evaluate whether changes have occurred that would suggest such assets might be impaired. If circumstances suggest that the associated costs are not recoverable, the carrying value is reduced to fair value. There were no impairment charges for the nine months ended September 30, 2013 and 2012 and the

Deferred Financing Fees. During 2012, the Company capitalized costs totaling $248,851 related to costs in securing financing with NXT Capital SBIC, LP (see Note 4). These costs are amortized over the life of the respective loan. Accumulated amortization was $121,454 as of September 30, 2013 and $57,756 as of December 31, 2012. Capitalized costs include a deferred closing fee liability of $48,150 in connection with the same financing which is payable upon the earlier of maturity date, date of prepayment of loan or the occurrence of a default on loan.

Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed and determinable, and collectability is reasonably assured. This generally means that the Company recognizes revenue when title is transferred to customers, which typically occurs upon shipments to or receipt at customer locations, as determined by specific sales terms of the transactions, Sales terms generally do not: allow for a right of return except for matters related to manufacturing defects. In the United States, expired product may be returned only for replacement by product with current dating.

Research and Development Costs. Internal research and development costs are expensed as incurred. Clinical trial costs performed by third parties under contract are expensed as the work is performed. Such expenses were $2,250 for the nine months ended September 30, 2013 and $236,162 and $227,196 for the years ended December 31, 2012 and 2011. respectively.

Foreign Operations. The functional currency for the consolidated foreign subsidiaries, Pinnacle Biologics, BV (Netherlands) and Compagnie Biologiques Pinnacle (Canada), are the applicable local currencies, Euros and Canadian Dollars, respectively. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average rate during the period. The gains or losses resulting from such translation are included as a component of accumulated other comprehensive income in stockholder’s equity. Assets located outside the United States totaled $2,976,531 as of September 31, 2013. Revenues outside the United States totaled $1,956,442 and $2,391,156 for the nine months ended September 30, 2013 and 2012, respectively. Assets located outside the United States totaled $3,067,942 and $1,866,821 as of December 31, 2012 and 2011, respectively. Revenues outside the United States totaled $2,625,865 and $4,542,635 for the years ended December 31, 2012 and 2011, respectively.

Income Taxes. Income taxes are accounted for in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. These differences for the Company relate primarily to differences in deductibility of certain accrued expenses, inventory reserve, calculating depreciation on property and equipment, calculating amortization on intangible assets and the change from the cash method of accounting to the accrual method of accounting for income tax purposes (effective January 1, 2011). Deferred tax asset and liabilities represent future tax consequences for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce net deferred tax assets to amounts expected to be realized. There is no valuation allowance recognized as of September 30, 2013 and December 31, 2012 and 2011.

(Continued)

See Independent Auditor’s Review Report.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

GAAP requires management to evaluate tax positions taken by the Company and recognize it liability (or asset) if the Company has taken an uncertain tax position that more likely than not would be sustained upon examination by the Internal Revenue Service and either the Netherlands or Canadian taxing authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2013, December 31, 2012 and 2011 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements, The Company files tax returns in ail appropriate jurisdictions, which include a United States federal tax return and state tax returns. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to United States or state income tax examinations for years prior to 2009. The Company has not incurred any significant penalties or interest on its income tax returns for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011.

Reclassifications. Certain reclassifications were made to 2011 consolidated financial statements to conform to the 2012 presentation.

NOTE 2 – BUSINESS COMBINATION

On March 28, 2011, PBI and PB BV acquired certain assets, including inventory and related product rights, and assumed certain liabilities of Aptalis Pharma Inc. (formerly Axcan Pharma, Inc.), as defined in the underlying Product Acquisition Agreement. The assets were acquired for $1,250,437 of existing inventory, an initial purchase price of $3,000,000, and additional purchase price consideration up to $4,844,550, which consists of milestones payments, $3,000,000, and earn-out payments, $1,844,550, The milestone payments are defined as upon the dose of a calendar year if the Company’s cumulative sales of the product acquired exceed (1) $10,000,000 worldwide then $1,000,000 payment due, (2) $20,000,000 worldwide then $1,000,000 payment due, and (3) $25,000,000 worldwide then $1,000,000 payment due, The milestone payments are due to seller, Aptalis Pharma Inc., within 30 days of notification that the milestone was achieved. A milestone payment of $1,000,000 was made when due in 2013, and milestone payments of $2,000,000 are presented as a current liability in the September 30, 2013 consolidated balance sheets.

The earn-out payments are defined as five percent of worldwide annual net sales of the product acquired not to exceed $2,200,000. The full amount of $2,200,000 was discounted to the present value of future cash flow using a 9% discount rate. The earn-out payments are due to seller, Aptalis Pharma Inc., within 45 days following each calendar quarter. The estimated discount earn-out payments remaining of $547,966 and $274,408 are presented as a current and long-term liability, respectively, on the accompanying consolidated balance sheets as of September 30, 2013.

The business combination was accounted for under the acquisition method of accounting. The assets acquired and liabilities assumed were recorded at book value, which management determined approximated fair value. The fair value measurement for these assets and liabilities are all level 3 inputs which are unobservable and significant to the fair value measurement. As of September 30, 2013, December 31, 2012 and 2011, the excess of the purchase price paid over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.

A summary of the assets acquired and liabilities assumed by PBI and PB BV are as follows;

Amount

Inventory	$1,250,437
Goodwill	7,844,550

Total assets acquired	9,094,987
Less: Accounts payable in connection with inventory	1,250,437

$7,844,550

(Continued)

See Independent Auditor’s Review Report.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BUSINESS COMBINATION (Concluded)

On November 30, 2012, PBI acquired certain assets, including inventory and related product rights, and assumed certain liabilities of AngioDynamics, Inc., as defined in the underlying Asset Purchase Agreement. The assets were acquired for purchase price of $1,163,795. The Company is also required to make royalty payments to AngioDynamics, Inc. of 10% of worldwide annual net sales of one of the products over a four year period.

The business combination was accounted for under the acquisition method of accounting. The assets acquired and liabilities assumed were recorded at book value, which management determined approximated fair value. The fair value measurement for these assets and liabilities are all level 3 inputs which are unobservable and significant to the fair value measurement. As of September 30, 2013 and December 31, 2012, the excess of the purchase price paid over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.

A summary of the assets acquired and liabilities assumed are as follows:

Amount

Inventory	$363,440
Goodwill	800,355

Total assets acquired	$1,163,795

As of September 30, 2013, December 31, 2012 and 2011, the balance of goodwill on the accompanying consolidated balance sheets is impacted by foreign currency effects.

NOTE 3 – PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	September 30,	December 31,		Estimated
	2013	2012	2011	Useful Life

Office furniture and fixtures	$5,430	$5,430	$5,430	3 - 5 years
Leasehold improvements	47,153	47,153	23,031	Lease term
Service equipment	136,364	124,020	—	3 years

	$188,947	$176,603	$28,461

NOTE 4 – LONG-TERM DEBT

Series A Preferred Stock Repurchase – Promissory Notes. As further described in Note 5, the Company repurchased Series A Preferred Stock as defined in the Series A Preferred Stock Repurchase Agreement. The Company has executed three promissory notes on November 4, 2011 as form of remaining payments. Each promissory note is for $772,138 and all carry an interest rate of 9%. The maturity date of each remaining promissory note is October 31, 2013 and October 31, 2014. As of September 30, 2013 and December 31, 2012, the current and long-term portions of these notes are $772,138 and $772,138, respectively. As of December 31, 2011, the current and long-term portions of these notes are $772,138 and $1,544,276, respectively.

(Continued)

See Independent Auditor’s Review Report.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – LONG-TERM DEBT (Concluded)

Promissory Note Payables. The Company executed seven secured promissory notes payable, all dated June 27, 2011, in connection with a Secured Note Purchase Agreement. The maturity dates for all of the notes was March 31, 2015. Furthermore, the Company executed subscription agreements dated December 13, 2011 with certain note holders for purchase or conversion of principal amounts into Series A Preferred Stock of the Company. As of September 30, 2013 and December 31, 2012, long-term portion of these notes is $175,000. As of December 31, 2011, the current and long-term portions of these notes are $1,325,000 and $175,000, respectively.

Senior Loan and Security Agreement. On March 28. 2012, the Company entered into a $1,500,000 senior secured credit facility with NXT Capital SBIC, LP (“NXT”). On November 30, 2012, the Company executed a Second Loan Modification Agreement with NXT for an additional loan of $640,000. The credit facility accrues interest at a rate of 11.50% per annum on the outstanding unpaid principal balance. Interest shall be paid on first day of calendar month starting May 1, 2012 through April 1, 2013 and beginning on May 1, 2013 the Company shall make twenty-four equal payments of principal and interest on the first day of each calendar month. The credit facility has a maturity date of April 1, 2015. The Company has granted to NXT a valid, perfected and continuing first priority security interest of substantially all of the business assets of the Company, as defined in the Senior Loan and Security Agreement. The credit facility contains certain affirmative and negative covenants. According to management, the Company was in compliance with all such covenants as of September 30, 2013 and December 31, 2012.

In connection with the NXT credit facility, the Company entered into two warrant agreements dated March 28, 2012 and November 30, 2012. The warrant agreements grant the right to NXT to purchase a total of 1,372 shares of 2011 Series A Preferred Stock as additional consideration for extending the credit facilities. The exercise price per share is $131.43 for the 1,085 warrants granted in March 2012, and $212.08 for the 287 warrants granted in November 2012; the warrant agreements also provide for a reduction in the exercise price to par value of $0.01 per share upon the first to occur of a liquidation event or the date of the registration statement covering the securities is offered in the Company’s initial public offering is declared effective by the Securities Exchange Commission (“IPO date”). The fair value of these warrants was determined to be $134,620 and was recorded as a discount to the debt using the effective interest method, to be expensed over the life of the debt. The warrants terminate at the earlier of either a ten year exercise period or live years from the IPO date. The warrants granted in November 2012 contain an additional provision that if a liquidation event occurs prior to June 1, 2013 this warrant agreement will be surrendered and those warrants terminated.

Maturities on long-term debt as of December 31, 2012 are as follows:

Year Ending December 31	Principal Payments	Debt Discount	Net Amount

2013	$1,430,766	$(63,070)	$1,367,696
2014	1,861,429	(29,946)	1,831,483
2015	567,082	(1,619)	565,463

	$3,859,277	$(94,635)	$3,764,642

NOTE 5 – STOCKHOLDERS’ EQUITY

2008 Series A Preferred Stock Repurchase. The Company executed a Series A Preferred Stock Repurchase Agreement with MedImmune, LLC as of November 4, 2011. Per the Agreement, MedImmune, LLC surrendered for repurchase by the Company their 21,429 shares of Series A Preferred Stock. The Company has repurchased these shares for consideration in form of payment of $2,816,413 as the accepted purchase price. Furthermore, Medlmmune has forfeited their dividends owed by the Company of $27,104. Payment of the purchase price will occur in four installments. As of September 30, 2013 and December 31, 2012, the Company has paid $1,272,138 and the two remaining installments of $772,138 each are recognized as debt. See terms of this debt in Note 4.

(Continued)

See Independent Auditor’s Review Report.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – STOCKHOLDERS’ EQUITY (Concluded)

2011 Series A Preferred Stock. The Company amended its Certificate of Incorporation on December 9, 2011 to, amongst other things, create a new class of Series A Preferred Stock replacing the previous class of Series A Preferred Stock. Shares of the new class of Series A Preferred Stock have a dividend preference to the common stock at the rate of 8% per annum, non-compounding. The dividends accrue daily from the date of issuance whether or not declared and are payable each January 1 with respect to all accrued but unpaid dividends through December 31 of the prior calendar year, to the extent of the Company’s assets legally available for payment. If the dividends are not declared they continue to cumulate until paid. No such dividends have been declared as of September 30, 2013, December 31, 2012 and 2011. Cumulative unpaid Series A Preferred Stock dividends total $475,759, $262,190 and $667 as of September 30, 2013, December 31, 2012 and 2011, respectively.

The Series A Preferred Stock has a liquidation preference to the common stock upon a liquidation event, as defined in the Certificate of Incorporation of an amount equal to the Series A Original Issue Price, as defined in the Certificate of Incorporation and has the right to participate with the common stock in the remaining proceeds.

The Series A Preferred Stock has conversion rights which allows the holders of Series A Preferred Stock at their option any time after issuance to convert their shares into common stock at the Series A Conversion Price, as defined in the Certificate of Incorporation. Each share of Series A Preferred Stock automatically converts into a share of common stock at the Series A Conversion Price upon a public offering which meets certain criteria as defined in the Certificate of Incorporation.

Each holder of shares of Series A Preferred Stock has the right to redeem his shares at any time after the fifth anniversary of the November 2011 closing of the issuance of Series A Preferred Stock. The redemption price would be the amount which is the greater of the Series A Original issue Price, or the fair market value per share.

The Series A Preferred Stock holders have general voting rights which equal one vote for each share of common stock into which their shares of Series A Preferred Stock convert.

On December 1, 2011, the Company entered into a subscription agreement with Numoda Capital Innovations, LLC (“NCI”) whereby NCI agreed to purchase shares of the 2011 Series A Preferred Stock for up to $1,500,000 with purchases pegged to certain percentages of invoices from its affiliate, Numoda Corporation, for services performed under a Master Service Agreement (“MSA”). NCI pays the Company in tranches which continues until either NCI has invested the full purchase price of $1,500,000 or the MSA has been terminated. Based on the payments received from NCI, the Company issues shares of Series A Preferred Stock to NCI on a calendar quarterly basis with the share price determined by a trailing revenue calculation, as defined in the subscription agreement.

Common Stock. The Common Stock has dividend and liquidation rights that are subject to the prior rights of Series A Preferred Stock. The Common Stock has no redemption rights. The Common Stock holders have general voting rights which equal one vote for each share of Common Stock.

NOTE 6 – OPERATING LEASE

The Company teases its main corporate office location in Bannockburn, Illinois. Total rent expense under this non- cancelable lease was approximately $73,000 for the nine months ended September 30, 2013 and $86,000 and $76,000 for the years ended December 31, 2012 and 2011.

(Continued)

See Independent Auditor’s Review Report.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – OPERATING LEASE (Concluded)

Approximate future minimum lease commitments under this lease as of December 31, 2012 are as follows;

Year Ending December 31	Amount

2013	$96,000
2014	98,000
2015	100,000
2016	72,000

$366,000

NOTE 7 - INCOME TAXES

The components of the net deferred income tax (asset) liability are as follows as of:

	September 30,	December 31,
	2013	2012	2011
Tax effects of:
Depreciation	$38,080	$48,972	$9,327
Amortization	320,580	139,166	23,104
Accrued wages	—	—	(11,812)
Inventory reserve	(68,909)	(46,930)	(43,435)
Organization costs	(1,759)	(1,909)	—
Stock option expense	(118,114)	(56,074)	—
Cash to accrual adjustment	59,671	96,383	154,946

	$229,549	$179,608	$132,130

The net deferred income tax liability has been classified in the accompanying consolidated balance sheets as follows as of:

	September 30,	December 31,
	2013	2012	2011

Current liability	$—	$—	$99,699
Current asset	(139,280)	(54,813)	—
Non-current liability	368,835	234,421	32,431

	$229,549	$179,608	$132,130

(Continued)

See Independent Auditor’s Review Report.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INCOME TAXES (Concluded)

The components of the provision for income taxes are as follows for the period and years ended:

	September 30, 2013	December 31,
		2012	2011
Current
Federal	$408,532	$597,640	$149,287
State	10,437	27,199	22,222
Foreign	44,774	37,524	258,500

	463,743	662,363	430,009

Deferred
Federal	(69,063)	3,739	182,775
Stale	(2,540)	(8,735)	18,815
Foreign	117,354	51,136	—

	45,751	46,140	201,590

	$509,494	$708,503	$631,599

NOTE 8 – CONCENTRATIONS

For the nine months ended September 30, 2013, one customer accounted for approximately 79% of revenue. As of September 30, 2013, the same customer accounted for approximately 94% of accounts receivable.

For the year ended December 31, 2012, one customer accounted for approximately 79% of revenue. As of December 31, 2012, the same customer accounted for approximately 75% of accounts receivable.

For the year ended December 31, 2011, two customers accounted for approximately 59% and 21% of revenue, respectively. As of December 31, 2011, the same two customers accounted for approximately 53% and 19% of accounts receivable, respectively.

Two products, Photofrin and Ethyol, account for substantially all of the Company’s revenue for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011.

NOTE 9 – STOCK OPTION PLAN

During 2008, PBI granted non-qualified stock options in connection with their 2008 Non-Qualified Stock Option Plan, As of the date of grant, June 16, 2008, FBI granted 21,232 stock options under this plan, subsequent to this grant 500 stock options have been forfeited. All stock options vested immediately and the maximum term of a stock option is 10 years. Each stock option, at the Option Holder’s decision, is exercisable at the defined stock option price to purchase shares of the Company’s common stock. The exercise price of all options granted with this plan is $6.17635 per share. The 2008 Non-Qualified Stock Option Plan authorized the issuance of 21,924 stock options and in December 2011, the Company authorized and approved an additional 27,841 stock options available for issuance. As of December 31, 2011, 20,732 stock options with this plan are outstanding and exercisable. As of December 31, 2011, there were 29,033 stock options available for future grant in connection with this plan.

(Continued)

See Independent Auditor’s Review Report.

PINNACLE BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – STOCK OPTION PLAN (Concluded)

During 2012, PBI granted additional non-qualified stock options in connection with their 2008 Non-Qualified Stock Option Plan. PBI granted 14,400 and 3,250 stock options on March 9, 2012 and June 4, 2012, respectively under this plan. All of these stock options cliff vest over three years and the maximum term of each stock option is 10 years. Each stock option, at the Option Holder’s decision, is exercisable at the defined stock option price to purchase shares of the Company’s common stock. The exercise price of the March 9, 2012 and June 4, 2012 options granted is $131.43 and $215.95 per share, respectively. As of December 31, 2012, 38,382 stock options with this plan are outstanding and exercisable. As of December 31, 2012, there were 11,383 stock options available for future grant in connection with this plan. Subsequently, 3,000 of these stock options granted have been forfeited.

On February 11, 2013, PBI granted 11,383 additional non-qualified stock options in connection with their 2008 Non-Qualified Stock Option Plan. All of these stock options cliff vest over three years and the maximum term of each stock option is 10 years. Each stock option, at the Option Holder’s decision, is exercisable at the defined stock option price to purchase shares of the Company’s common stock. The exercise price of these options granted is $131.43 per share. As of September 30, 2013, 46,765 stock options with this plan are outstanding and exercisable. As of September 10, 2013, there were 3,000 stock options available for future grant in connection with this plan.

The Company used the Black-Scholes option pricing model to calculate the grant-date fair value of the stock option. During the nine months ended September 30, 2013, and the years December 31, 2012 and 2011, the Company recognized compensation expense for these stock options of $180,520, $129,939 and $-0-, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation. From time to time, the Company is subject to litigation arising in the ordinary course of business It is the opinion of the Company’s management that any claims pending are either covered by insurance or that there is no material exposure to the Company in connection with any proceedings.

Employee Profit Sharing Plan. The Company, effective July 1, 2011, has a 401(k) Profit Sharing Plan. All Company matching and profit sharing contributions are at the discretion of the Company. No such matching or profit sharing contributions were elected for the nine months ended September 30, 2013 or the years ended December 31, 2012 and 2011.

Photofrin Research. The Company has an executed grant agreement with a university to perform certain research related to Photofrin. The Company expects to fund a total of approximately $1,034,600 in payments upon achievement of certain milestones for this grant through August 2015.

Purchase Commitment. The Company has an executed agreement for the manufacture of product each calendar year or alternatively owe a fee based on the manufacturers production cost. The initial term of this contract would terminate April 15, 2017. The Company has determined that no product will be manufactured in 2013. As a result, the Company expects to incur a fee in the aggregate of approximately $721,000 of which approximately $541,000 has been accrued as of September 30, 2013.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated all known subsequent events from September 30, 2013 through December 12, 2013, the date the accompanying consolidated financial statements were available to be issued. During this period, the following subsequent events occurred:

On November 8, 2013 the Company entered into an Agreement and Plan of Merger with Concordia Healthcare Inc., Concordia Labs Inc., and Concordia Healthcare USA (Midwest Medical) Inc.

(Continued)

See Independent Auditor’s Review Report.

SCHEDULE B

Concordia Healthcare Corp.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

Concordia Healthcare Corp.

PRO-FORMA CONSOLIDATED BALANCE SHEET

(Unaudited – prepared by management)

September 30, 2013

	Mercari Acquisition Corp. Jul-30-13 CDN $	Exchange Rate	Mercari Acquisition Corp. Jul-30-13 USD $	Concordia Healthcare Inc. Sep-30-13	Global Medical Direct Sep-30-13	Pinnacle Biologics Sep-30-13	Total	Adjustments		Ref	Pro Forma Consolidated Concordia Healthcare Inc. Sep-30-13
								Debit	Credit
Assets

Current
Cash	272,533	0.97	264,984	23,426,220	6,639,731	1,712,430	32,043,365	—	6,139,731	2(a)	18,297,980
								—	5,000,000	2(a)
								32,409,582	—	2(e)
								—	3,240,958	2(e)
								—	31,774,278	2(f)
Accounts receivable	100,000	0.97	97,230	26,549,897	3,319,029	1,788,142	31,754,298	—	3,319,029	2(a)	28,435,269
Inventory	—	—	—	2,063,452	372,237	1,695,116	4,130,805	—	—		4,130,805
Prepaid expenses and other current assets	941	0.97	915	885,118	117,327	467,919	1,471,279	—	—		1,471,279
											—

	373,474		363,129	52,924,687	10,448,324	5,663,607	69,399,747	32,409,582	49,473,996		52,335,333

Intangibles	—	—	—	26,392,000	124,642	8,647,367	35,164,009	13,747,857	—	2(a)	95,015,379
								46,103,513	—	2(f)
Capital assets	—	—	—	53,811	189,815	120,468	364,094	—	—		364,094
Other assets	—	—	—	—	237,791	135,485	373,276	—	—		373,276

	373,474		363,129	79,370,498	11,000,572	14,566,927	105,301,126	92,260,952	49,473,996		148,088,082

Liabilities

Current
Accounts payable and accrued liabilities	15,955	0.97	15,513	5,658,990	11,245,510	2,845,410	19,765,423	11,245,510	—	2(a)	7,987,013
								532,900	—	2(f)
Provisions	—	—	—	30,239,744	—	—	30,239,744	—	—		30,239,744
Current portion of long term debt	—	—	—	15,075,795	1,140,313	1,791,367	18,007,475	1,140,313	—	2(a)	15,075,795
								1,791,367	—	2(f)
Purchase price consideration payable	—	—	—	792,000	—	2,547,966	3,339,966	2,000,000	—	2(f)	1,339,966

	15,955		15,513	51,766,529	12,385,823	7,184,743	71,352,608	16,710,090	—		54,642,518

Promissory note	—		—	—	8,883,238	—	8,883,238	8,883,238	7,000,000	2(a)	7,000,000
Note payable	—		—	—	1,457	—	1,457	—	—		1,457
Lease payable	—		—	—	19,245	—	19,245	—	—		19,245
Long-term debt	—		—	3,429,133	—	1,617,874	5,047,007	1,617,874	—	2(f)	3,429,133
Warrants	—		—	4,531,401	—		4,531,401	—	—		4,531,401
Purchase price consideration payable	—		—	—	—	274,408	274,408	—	3,268,967	2(a)	23,887,668
									20,344,293	2(f)
Other Long-Term Liabilities	—		—	—	—	416,985	416,985	—	—		416,985

	15,955		15,513	59,727,063	21,289,763	9,494,010	90,526,349	27,211,202	30,613,260		93,928,407

Shareholders’ Equity

Share capital	922,050	0.97	896,509	9,500,148	126	4,400,395	14,797,178	126	2,870,000	2(a)	48,162,870
								896,509	—	2(d)
								—	1,624,098	2(d)
								—	32,409,582	2(e)
								3,240,958	—	2(e)
								4,400,395	5,000,000	2(f)
Equity	(564,531)	0.97	(548,893)	10,143,287	(10,289,317)	672,522	(22,401)	—	10,289,317	2(a)	5,996,805
								2,870,000	—	2(a)
								—	548,893	2(d)
								1,340,287	—	2(d)
								—	63,805	2(d)
								672,522	—	2(f)

	357,519		347,616	19,643,435	(10,289,191)	5,072,917	14,774,777	13,420,797	52,805,695		54,159,675

	373,474		363,129	79,370,498	11,000,572	14,566,927	105,301,126	40,631,999	83,418,955		148,088,082

See accompanying notes to the unaudited Pro-Forma Consolidated Financial Statements.

Concordia Healthcare Corp.

PRO-FORMA CONSOLIDATED INCOME STATEMENT

(Unaudited – prepared by management)

For the nine months ended September 30, 2013

	Mercari Acquisition Corp. Jul-30-13 CDN $	Exchange Rate	Mercari Acquisition Corp. Jul-30-13 USD $	Concordia Healthcare Inc. Sep-30-13	Global Medical Direct Sep-30-13	Pinnacle Biologics Sep-30-13	Total	Adjustments		Ref	Pro Forma Consolidated Concordia Healthcare Inc. Sep-30-13
								Debit	Credit

Revenue	—		—	23,763,479	24,941,190	11,023,198	59,727,867	—	22,761,499	2(b)	82,489,366

Cost of sales	—		—	4,282,395	7,885,303	1,996,792	14,164,490	4,282,519	—	2(b)	18,447,009

Gross profit (loss)	—		—	19,481,084	17,055,887	9,026,406	45,563,377	4,282,519	22,761,499		64,042,357

Expenses

Selling, general and administrative	9,061	0.98	8,890	3,961,978	6,943,107	4,945,325	15,859,300	15,326,629	—	2(b)	31,185,929
Scientific Affairs	—		—	—	—	2,010,582	2,010,582	—	—		2,010,582
Consulting and professional fees	2,532	0.98	2,484	—	—	—	2,484	—	—		2,484
Transition services	—		—	544,225	—	—	544,225	—	—		544,225
Interest expense	—		—	3,867,770	439,655	413,179	4,720,604	—	—		4,720,604
Salaries and management fees	—		—	637,658	3,933,160	—	4,570,818	8,415,595	—	2(b)	12,986,413
Provision	—		—	—	1,692,006	—	1,692,006	—	—		1,692,006
Share-based compensation	—		—	644,000	—	—	644,000	—	—		644,000
Amortization of intangibles	—		—	—	—	—	—	741,729	—	2(b)	741,729
Royalties Income	—		—	(2,234)	—	—	(2,234)	—	—		(2,234)
Transaction costs relating to identification of qualifying transactions	41,163	0.98	40,385	—	—	—	40,385	—	40,385	2(d)	—
Other Income / Expenses	—	—	—	—	—	(16,303)	(16,303)	—	—		(16,303)
Reimbursed expenses	(12,000)	0.98	(11,773)	—	—	—	(11,773)	11,773	—	2(d)	—

	40,756		39,986	9,653,397	13,007,928	7,352,783	30,054,094	24,495,726	40,385		54,509,435

Income (loss) before income taxes	(40,756)		(39,986)	9,827,687	4,047,959	1,673,623	15,509,283	28,778,245	22,801,884		9,532,922

Income taxes
Current	—		—	328,400	—	509,494	837,894	—	—		837,894
Deferred	—		—	—	—	—	—	—	—		—
											—

	—		—	328,400	—	509,494	837,894	—	—		837,894

Net earnings (loss) and other comprehensive income (loss)	(40,756)		(39,986)	9,499,287	4,047,959	1,164,129	14,671,389	28,778,245	22,801,884		8,695,028

See accompanying notes to the unaudited Pro-Forma Consolidated Financial Statements.

Concordia Healthcare Corp.

PRO-FORMA CONSOLIDATED INCOME STATEMENT

(Unaudited – prepared by management)

For the year ended December 31, 2012

	Mercari Acquisition Corp. Jan-31-12 CDN $	Exchange Rate	Mercari Acquisition Corp. Jan-31-12 USD $	Concordia Healthcare Inc. Dec-31-12	Global Medical Direct Dec-31-12	Pinnacle Biologics Dec-31-12	Total	Adjustments		Ref	Pro Forma Consolidated Concordia Healthcare Inc. Dec-31-12
								Debit	Credit

Revenue	—		—	59,073,492	50,310,280	12,875,026	122,258,798	—	—		122,258,798

Cost of sales	—		—	10,925,963	17,235,315	1,690,198	29,851,476	—	—		29,851,476

Gross profit (loss)	—		—	48,147,529	33,074,965	11,184,828	92,407,322	—	—		92,407,322

Expenses

Selling, general and administrative	36,182	1.01	36,500	39,777,587	14,854,427	5,619,418	60,287,932	—	—		60,287,932
Scientific Affairs	—		—	—	—	2,803,416	2,803,416	—	—		2,803,416
Consulting and professional fees	16,484	1.01	16,629	—	—	—	16,629		—		16,629
Interest expense	(177)	1.01	(179)	—	997,788	601,592	1,599,201	—	521,424	2(a)	1,077,777
Impairment of intangibles	—			26,170,101	—	—	26,170,101	—	—		26,170,101
Salaries and management fees	—			21,841,205	6,056,056	—	27,897,261	—	—		27,897,261
Provision	—		—	—	2,698,594	—	2,698,594	—	—		2,698,594
Amortization	—		—	3,723,912	—	—	3,723,912	—	—		3,723,912
Transaction costs	—		—	—	—	—	—	2,870,000	—	2(a)	2,870,000
Listing expense	—		—	—	—	—	—	1,536,189	—	2(d)	1,536,189
Transaction costs relating to identification of qualifying transactions	151,523	1.01	152,856	—	—	—	152,856	—	152,856	2(d)	—
Other Income / Expenses			—	—	—	9,689	9,689	—	—		9,689
Reimbursed expenses	(200,000)	1.01	(201,760)	—	—	—	(201,760)	201,760	—	2(d)	—

	4,012		4,047	91,512,805	24,606,865	9,034,115	125,157,832	4,607,949	674,280		129,091,501

Income (loss) before income taxes	(4,012)		(4,047)	(43,365,276)	8,468,100	2,150,713	(32,750,510)	4,607,949	674,280		(36,684,179)

Income taxes
Current	—		—	—	—	708,503	708,503	—	—		708,503
Deferred	—		—	—	—	—	—	—	—		—
											—

	—		—	—	—	708,503	708,503	—	—		708,503

Net earnings (loss) and other comprehensive income (loss)	(4,012)		(4,047)	(43,365,276)	8,468,100	1,442,210	(33,459,013)	4,607,949	674,280		(37,392,682)

See accompanying notes to the unaudited Pro-Forma Consolidated Financial Statements.

Concordia Healthcare Corp.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – prepared by management)

September 30, 2013

1. BASIS OF PRESENTATION

The unaudited pro-forma consolidated financial statements of Concordia Healthcare Corp. (“Concordia” or the “Company”) have been prepared by management in accordance with International Financial Reporting Standards for inclusion in the Business Acquisition Report dated February 10, 2014. In the opinion of management, the pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described below.

The unaudited pro-forma consolidated financial statements of the Company have been compiled from the following financial information:

•	Audited financial statements of Mercari for the year ended January 31, 2013;

•	Unaudited interim financial statements of Mercari for the six months ended July 31, 2013;

•	Audited financial statements of Concordia for the period from the date of incorporation (December 5, 2012) to September 30, 2013;

•	Audited combined financial statements of Global Medical Direct Group (“Global”) for the year ended December 31, 2012;

•	Unaudited interim financial statements of Global for the nine months ended September 30, 2013;

•	Audited carve out financial statements of Pediatric Product Lines of Shionogi Inc. (“Pediatric”) for the year ended March 31, 2013.

•	Audited consolidated financial statements of Pinnacle Biologics, Inc. and Subsidiaries (“Pinnacle”) for the year ended December 31, 2012.

•	Unaudited consolidated financial statements of Pinnacle for the nine months ended September 30, 2013.

The unaudited pro-forma consolidated balance sheet has been prepared as if the transactions described in Note 2 had occurred on September 30, 2013. The unaudited pro-forma consolidated income statements have been prepared as if the transactions described in Note 2 had occurred on January 1, 2012.

The unaudited pro-forma consolidated financial statements are not intended to reflect the financial position or performance of the Company which would have actually resulted had the proposed transactions described in Note 2 and other pro-forma adjustments occurred as assumed. Further, these unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or performance that may be attained in the future. The unaudited pro-forma consolidated financial statements should be read in conjunction with the financial information referred to above.

Concordia Healthcare Corp.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – prepared by management)

September 30, 2013

2. PRO-FORMA ASSUMPTIONS

The unaudited pro-forma consolidated financial statements incorporate the following pro-forma assumptions:

(a)	Completion of the purchase of assets of Global will be as follows:

Net assets acquired

Cash	$500,000
Inventory	372,237
Prepaid expenses	117,327
Goodwill and intangibles	13,872,499
Capital assets	189,815
Deposits	237,791
Long-term liabilities	(20,702)

$15,268,967

Consideration comprised of:

Cash	$5,000,000
Contingent consideration payable	3,268,967
Promissory notes	7,000,000

$15,268,967

Concordia issued 1,000,000 common shares at CAD $3.00 (USD $2.87) per share to satisfy finder fees in connection with this transaction. Accordingly, USD $2,870,000 has been expensed as transaction costs.

An amount of $521,424 was reversed for interests that will not be incurred on debt not assumed.

(b)	The following amounts were added to the historical expenses of the Company representing sales, cost of sales and expenses from January 1, 2013 to March 31, 2013:

Sales	$(22,761,499)
Cost of sales	4,282,519
Selling, general and administrative	15,326,629
Salaries and management fees	8,415,595
Amortization of intangibles	741,729

$6,004,973

Concordia Healthcare Corp.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – prepared by management)

September 30, 2013

(c)	Following the completion of the Reverse Takeover (2(d)), Mercari intends to change its name and operate under the name Concordia Healthcare Corp.

2. PRO-FORMA ASSUMPTIONS (continued)

(d)	Completion of an amalgamation agreement (the “Amalgamation Agreement”) which will result in the reverse takeover of Mercari by Concordia (the “Reverse Takeover”). After the Reverse Takeover transaction, the shareholders of Concordia will control the Company and for accounting purposes Concordia will be deemed the acquirer. The transaction constitutes a reverse takeover of Mercari but does not meet the definition of a business combination under IFRS 3; accordingly, Concordia will account for the transaction in accordance with IFRS 2. The assets and liabilities of Mercari will be included in the consolidated balance sheet at fair value, which approximate their pre-combination carrying values. Share capital, contributed surplus, accumulated other comprehensive loss and the deficit of Mercari will be eliminated.

Net assets of Mercari:

Cash	$264,984
Amounts receivable	97,230
Prepaid expenses	915
Accounts payable and accrued liabilities	(15,513)

347,616
Listing expense	1,340,287

$1,687,903

Consideration comprised of:

Fair value of common shares [assumed price]	$1,624,098
Fair value of stock options [assumed price]	63,805	[1]

	1,687,903

[1]	Options and warrants issued to Mercari option holders were valued using the Black-Scholes option pricing model with the following weighted average parameters: Share price – $4.81; Exercise price – $4.81; Dividend yield – Nil; expected volatility – 100%; risk-free interest rate – 1.20%; and expected life (years) 2.

The following amounts were adjusted from the historical expenses of Mercari to adjust for certain costs which will not recur in the new structure of the Company:

	Sept 30, 2013	Dec 31, 2012

Expenses relating to qualifying transactions	$(40,385)	$(152,856)
Reimbursed expenses	11,773	201,760

Concordia Healthcare Corp.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – prepared by management)

September 30, 2013

$(29,163)	$48,904

(e)	In connection with the completion of the Reverse Takeover, Concordia will complete an offering of 5,520,000 subscription receipts for gross proceeds of CAD $34,500,000 (USD $32,409,582 assuming an exchange rate of USD:CAD of 1.0645) at an issuance price of CAD $6.25 (USD $5.87) per subscription receipt. Each subscription receipt is exchangeable for one common share of Concordia. Transaction costs are estimated at $3,240,958.

(f)	Completion of the purchase of assets of Pinnacle will be as follows:

Net assets acquired

Cash	$1,712,430
Accounts Receivable	1,788,142
Inventory	1,695,116
Prepaid expenses and Other Current Assets	467,919
Goodwill and intangibles	54,750,880
Capital assets	120,468
Other Assets	135,485
Current Liabilities	(2,860,476)
Long-Term Liabilities	(691,393)

$57,118,571

Consideration comprised of:

Cash	$31,774,278
Common Shares of Concordia Corp.	5,000,000
Contingent consideration payable	20,344,293

$57,118,571

As part of the consideration for this transaction, Concordia will issue 946,222 shares at a price of CAD $5.63 (being a 10% discount to the subscription receipts discussed in Note 2(e) above). Assuming an exchange rate of USD:CAD of 1.0645, the value of the shares issued will be USD $5,000,000.

The cash consideration of $31,774,278 includes an estimated working capital adjustment of $1,774,278 as at September 30, 2013 which is subject to change based on Pinnacle’s final working capital balance as on the closing date of the transaction.

Concordia Healthcare Corp.

NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – prepared by management)

September 30, 2013

3. CAPITAL STOCK

Capital Stock as at September 30, 2013 in the unaudited pro-forma consolidated statement of financial position is comprised of the following:

	Number of Shares	Stated Capital

Opening balance – Concordia Corporation	8,666,666	$9,500,148
Shares issued to effect the Reverse Takeover (Note 2(d))	276,616	1,624,098
Shares issued relating to the financing (Note 2(e))	5,520,000	29,168,624
Shares issued relating to the acquisition of Global (Note 2(a))	1,000,000	2,870,000
Shares issued relating to the acquisition of Pinnacle (Note 2(f))	946,222	5,000,000

	16,409,504	$48,162,870

4. OUTSTANDING STOCK OPTIONS

The weighted average terms of the options outstanding as at September 30, 2013 are as follows:

	Number	Exercise Price		Time to expiry

Concordia – Options	1,025,000	US$	3.00	10 years
Mercari Acquisition Corp. – Options	25,998	US$	4.81	6.7 years

5. OUTSTANDING WARRANTS

	Number	Exercise Price		Time to expiry

Concordia – Warrants	1,875,000	US$	1.00	5 years